Mail Stop 3561

April 9, 2008

By Facsimile and U.S. Mail

Mr. Michael Jordan Friedman
Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

> **Re:** **Fresh Harvest Products, Inc.**
> **Form 10-KSB for the fiscal year ended October 31, 2007**
> **Filed February 13, 2008**
> **Form 10-QSB for the period ended January 31, 2008**
> **Filed March 24, 2008**
> **File No. 000-51390**

Dear Mr. Friedman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB October 31, 2007

tem 6. Managements Discussion and Analysis

Critical Accounting Policies and Estimates, page 31

1. We note that your critical accounting policies simply repeat the information
    contained in Note 2 to your financial statements. We remind you that such
    disclosure should supplement, not duplicate, the description of accounting
    policies that are already disclosed in the notes to the financial statements. The
    disclosure should provide greater insight into the quality and variability of
    information regarding financial condition and operating performance. While
    accounting policy notes in the financial statements generally describe the method
    used to apply an accounting principle, the discussion in MD&A should present a
    company's analysis of the uncertainties involved in applying a principle at a given
    time or the variability that is reasonably likely to result from its application over
    time. Refer to Section V of our Release 33-8350, available on our website at
    www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

Item 7. Financial Statements, page 32

2. Please explain your status as a development stage enterprise or whether principal
    operations have commenced. If you continue to believe you are a development
    stage enterprise as disclosed on pages 17 and 28, please revise to include the
    disclosure requirements of SFAS 7 paragraphs 11 and 12. If you are no longer a
    development stage enterprise because principal operations have commenced
    please refrain from including references to "development stage" and disclose
    when you were no longer considered a development stage enterprise. Further,
    explain the relevance of including inception to date information in your
    discussion on page 30. Reference is made to Regulation S-B Item 303(b).

Statement of Stockholders' Deficit, page 36

3. Please provide us in a table format with the following information regarding each
    issuance of common stock from October 31, 2005 through October 31, 2007. Tell
    us in detail the date of each issuance, the terms of each issuance (number of
    shares and price paid), the fair value of a share of your common stock on each
    issuance date, how you determined the fair value on each issuance date, the
    amount of cash received and the amount of compensation expense or other
    charges recorded in your financial statements associated with each issuance,
    including how you calculated any amount recorded. If any amounts are being
    amortized rather than expensed immediately, please tell us how you determined
    the amortization period. With regards to the shares issued as part of the merger
    with Serino, tell us whether the value assigned to the shares represented the book

value of net assets acquired. In addition, please provide us with reconciliations of the amounts of compensation expense and other charges reflected in the analysis to the related amounts recorded in your financial statements.

Statement of Cash Flows, page 37

4. Please explain your accounting treatment of stock issued for product rights and stock issued for conversion of debt as non cash operating expenses as opposed to non cash investing and financing activities. Please tell us why your classification complies with paragraph 32 of SFAS 95 or restate your statement of cash flows to correct the classification error. In that regard, please disclose the nature of the error correction and its effect on cash flows from operating activities in the notes to your financial statements in accordance with paragraph SFAS 154. Please also clearly label the columns "as restated."   If applicable, please similarly restate your unaudited statement of cash flows in Form 10-Q SB filed for the period ended January 31, 2008.

Note 1. General Organization and Business, page 38

5. We note that you settled a $400,000 note payable in February 2008 through the issuance of common shares. Tell us how you plan to account for this transaction.

Note 2. Summary of Significant Accounting Practices, page 39

6. Please disclose your revenue recognition policy. Please see codification of Staff Accounting Bulletins Topic 13. The additional disclosures should also be included in your unaudited financial statements.

7. Please disclose your policy for recognizing and recording inventory. The additional disclosures should also be included in your unaudited financial statements.

8. Please tell us how you derived the weighted average number of shares outstanding used in your computations of basic and diluted loss per share for each period presented in your audited and unaudited financial statements. Please demonstrate how your computations comply with paragraph 45 of SFAS 128.

Note 4. Loans Payable, page 41

9. We note the terms of your convertible notes allow for conversion into common stock at an average conversion rate of $0.50 per share or a 35% discount to the market price. Please explain the extent you have considered EITF 98-5 in accounting for a beneficial conversion. In your response please identify whether or not, at the time of commitment, the conversion option was in-the-money. If you determine EITF 98-5 was applicable please disclose the excess of the aggregate

fair value of the instruments that the holder would receive at conversion over the proceeds received and the period over which the discount is amortized. To the extent the correction is material, please restate your financials in accordance with SFAS 154. If applicable, please similarly restate your unaudited financial statements in Form 10-Q SB filed for the period ended January 31, 2008.

Note 5. Stockholders' Equity, page 42

10. The November 2006 issuance of 32,832 shares does not agree to the Statements of Stockholders' Equity. Please advise or revise.

Note 7 – Provision for Income Taxes, page 42

11. Please disclose the total amount of deferred assets and deferred tax liabilities and the total valuation allowance. Please also disclose types of significant temporary differences and carryforward that gives rise to deferred tax assets. See paragraph 43 of SFAS 109. The additional disclosures should also be included in your unaudited financial statements.

As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief